Exhibit 3.5
CERTIFICATE OF CHANGE OF LOCATION OF REGISTERED OFFICE
AND OF REGISTERED AGENT

OF

AMGEN INC.

It is hereby certified that:

1.	The name of the corporation (hereinafter called the "corporation") is

AMGEN INC.

2.	The registered office of the corporation within the State of Delaware is hereby changed to 2711 Centerville Road, Suite 400, City of Wilmington 19808, County of New Castle.

3.	The registered agent of the corporation within the State of Delaware is hereby changed to Corporation Service Company, the business office of which is identical with the registered office of the corporation as hereby changed.

4.	The corporation has authorized the changes hereinbefore set forth by resolution of its Board of Directors.

Signed on January 2, 2009.

/s/ Mark A. Schlossberg
Name: Mark A. Schlossberg
Title: Asst. Secretary and V.P.

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